Exhibit 97.1

ATARA BIOTHERAPEUTICS, INC.

Incentive Compensation Recoupment Policy

1. INTRODUCTION

The Board of Directors (the “Board”) of Atara Biotherapeutics, Inc. (the “Company”) has determined that it is in the best interests of the Company to adopt this Incentive Compensation Recoupment Policy (this “Policy”) providing for the Company’s recoupment of certain Incentive Compensation (as defined below) paid to Covered Officers (as defined below) of the Company under certain circumstances in the event of a restatement of financial results by the Company. The Board may delegate determinations to be made under this Policy to a committee of the Board (the “Committee”), and the Board and any such authorized Committee are collectively referred to in this Policy as the “Board.”

This Policy shall be interpreted to comply with the requirements of U.S. Securities and Exchange Commission (“SEC”) rules and Nasdaq Stock Market (“Nasdaq”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

This Policy shall be administered by the Board and, except as specifically provided herein and to the extent consistent with the rules and listing standards implementing Section 954 of the Dodd-Frank Act, the Board shall have full and final authority to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, in all cases consistent with the Dodd-Frank Act. Any determination by the Board with respect to this Policy shall be final, conclusive and binding on all interested parties, including all Covered Officers and their beneficiaries, executors, administrators, and other legal representatives. The Board may amend or terminate this Policy at any time, subject to SEC rules and Nasdaq listing standards.

2. EFFECTIVE DATE

This Policy has been adopted by the Board on October 24, 2023, and shall apply to all Incentive Compensation paid or awarded on or after October 2, 2023.

3. DEFINITIONS

For purposes of this Policy, the following terms shall have the meanings set forth below:

“Accounting Restatement” means the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Covered Officer” means a current or former “executive officer” of the Company within the meaning of Rule 10D-1 under the Securities Exchange Act of 1934, as amended.

“Incentive Compensation” means any compensation that is granted, earned or vested based in whole or in part on the attainment of a financial reporting measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the Company’s financial

4880-6590-2613v.5

statements or included in a filing with the SEC, including stock price and total stockholder return (“TSR”), including but not limited to performance-based cash, stock, options or other equity-based awards paid or granted to the Covered Officer. Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as base salary, restricted stock or options with time-based vesting, or a bonus awarded solely at the discretion of the Board and not based on the attainment of any financial measure, is not subject to this Policy. Incentive Compensation is considered to have been received by a Covered Officer in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

“Recoverable Incentive Compensation” means Incentive Compensation received during the Recovery Period.

“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Accounting Restatement, as determined in accordance with this definition, or any transition period that results from a change in the Company’s fiscal year (as set forth in Section 5608(b)(i)(D) of the Nasdaq Listing Rules). The date on which the Company is required to prepare an Accounting Restatement is the earlier to occur of (A) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

4. RECOUPMENT

a. Recoupment Generally. Pursuant to the provisions of this Policy, if there is an Accounting Restatement, the amount to be recovered will be the excess of (i) the Recoverable Incentive Compensation received by the Covered Officer based on the erroneous data and calculated without regard to any taxes paid or withheld, over (ii) the Incentive Compensation that would have been received by the Covered Officers had it been calculated based on the restated financial information, as determined by the Board. For Incentive Compensation based on stock price or TSR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, then the Board shall determine the amount to be recovered based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive Compensation was received and the Company shall document the determination of that estimate and provide it to Nasdaq.

b. Sources of Recoupment. To the extent permitted by applicable law, the Board, in its discretion, may use any legal or equitable remedies that are available to the Company to seek recoupment from a Covered Officer, including but not limited to, recoupment from any of the following sources: direct repayment of Recoverable Incentive Compensation previously paid to the Covered Officer; future payments of other Incentive Compensation; and cancellation of outstanding Incentive Compensation. To the extent permitted by applicable law, the Company may also offset the recoupment amount owed to the Company against any compensation or other amounts owed by the Company to the Covered Officer. Covered Officers shall be solely responsible for any tax consequences to them that result from the recoupment or recovery of any amount pursuant to this Policy, and the Company shall have no obligation to administer the Policy in a manner that avoids or minimizes any such tax consequences.

4880-6590-2613v.5

c. No-Fault Recovery. Recoupment under this Policy shall be required regardless of whether the Covered Officer or any other person was at fault or responsible for accounting errors that contributed to the need for the Accounting Restatement or engaged in any misconduct.

d. Exceptions. The compensation recouped under this Policy shall not include Incentive Compensation received by a Covered Officer (i) prior to beginning service as a Covered Officer or (ii) if he or she did not serve as a Covered Officer at any time during the performance period applicable to the Incentive Compensation in question. The Board may determine not to seek recovery from a Covered Officer in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive Compensation and providing corresponding documentation of such attempt to Nasdaq), (B) recovery would violate the home country law that was adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to Nasdaq, or (C) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

5. SEVERABILITY

If any provision of this Policy or the application of any such provision to any Covered Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

6. NO IMPAIRMENT OF OTHER REMEDIES

This Policy shall be without prejudice to any other rights or remedies that the Company, or the Board may have, and does not preclude the Company from taking any other action to enforce a Covered Officer’s obligations to the Company, whether arising under applicable law (including pursuant to Section 304 of the Sarbanes-Oxley Act of 2002), regulation or pursuant to the terms of any other policy of the Company, employment agreement, equity award, cash incentive award or other agreement applicable to a Covered Officer, including termination of employment, institution of civil proceedings, or reporting of any misconduct to appropriate government authorities. Notwithstanding the foregoing, there shall be no duplication of recovery of the same Incentive Compensation under this Policy and any other such rights or remedies.

7. NO INDEMNIFICATION

The Company shall not indemnify any Covered Officer or pay or reimburse the premium for any insurance policy to cover any losses incurred by such Covered Officer under this Policy or any claims relating to the Company’s enforcement of rights under this Policy.

4880-6590-2613v.5